Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

The following are (i) an article that was published by S&P Global on March 19, 2024 and (ii) an article that was published by Bloomberg News on March 19, 2024, both of which contain quotes from Toby Z. Rice, President and Chief Executive Officer of EQT Corporation (“EQT” or “Parent”), and refer to EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”):

CERAWEEK: AI powered gas demand growth more promising than LNG, says EQT’s Rice

S&P Global

By Jeremy Beaman

19 March 2024

HIGHLIGHTS
Less volatility seen in data center power demand

EQT taking ‘portfolio approach’ on LNG

Rising electric power demand associated with the proliferation of artificial intelligence provides a more promising trajectory for US gas production growth than even rising LNG export demand, expected to be a comparatively more volatile market, EQT CEO Toby Rice said in an interview.

“While Gulf Coast has LNG as a hot emerging market, guess what Appalachia has: We’ve got AI. We’ve got ‘data center valley’ right next door, and now we have the pipeline that services that: MVP,” Rice said March 18 on the sidelines of CERAWeek by S&P Global energy conference in Houston, referring to the Mountain Valley Pipeline.

Both LNG and AI data centers are exciting emerging markets but the baseload-nature of data centers make them more attractive because there will be “less volatility with these data centers.”

“They’re not going to turn on and off,” Rice said.

AI AND POWER DEMAND

Data centers and the electricity needed to run them have become an increasingly salient subject of interest and conversation among industry players.

US data center power demand is expected to increase by around 30% from 23 GW in 2023 to over 30 GW by 2030, according to a report published in November 2023 by S&P Global analysts.

Large tech companies including Amazon and Google have generally tethered their data center expansions to the use of emissions-free power. Amazon Web Services, for example, recently bought a 960-MW nuclear-powered data center campus in northeastern Pennsylvania.

Rice emphasized that Amazon went with nuclear because it needs firm power and said the breadth of data center demand growth will invariably result in gas-fired power demand growth.

“This catalyst isn’t going to be moving at the pace of governments allowing LNG contracts happen,” Rice said. “This is tech, and this is going to be feeding tech demand as power is going to be needed. Buckle up, because this could be very fast, and there’s only one energy source that has proven to keep up with massive scale and speed.”

For a number of upstream and midstream operators, the expanding data center market is only reinforcing what was already a generally bullish take on the gas macro outlook, which has a foundation in the variability of renewable generating sources and the associated need for dispatchable generation.

S&P Global gas market analysts project that Lower 48 US states’ gas-fired power demand peaked in 2023 at 35.2 Bcf/d, an estimate that assumes normal weather conditions.

In their most recent North American Natural Gas Short-Term Outlook, the analysts estimate that power sector gas demand will fall to 28.7 Bcf/d by 2028, although the report includes a caveat that gas demand in the power sector “could remain stronger if renewables adoption stalls.”

Upstream operators, including EQT, have latched on to past assessments of peak gas-fired power demand that ultimately proved to be wrong as they project confidence that demand will grow.

“It’s been ‘peaking’ every year for the last five years,” Rice said.

RICE ON LNG, MVP

LNG is generally treated as the predominant growth market for US gas over the next decade. Feedgas demand is expected to rise from 13 Bcf/d in 2023 to nearly 25 Bcf/d by 2028, according to S&P Global forecasts.

EQT has entered into LNG tolling agreements with Commonwealth LNG, Lake Charles LNG and most recently Texas LNG, which provide that the producer pays a toll to push its gas through the liquefaction facility before taking it to global buyers.

The company’s tolling agreements represent about 5% of its volumes. Entering agreements to have 10% of volumes exposed to international pricing “could make sense,” Rice said.

“We will take a portfolio approach. I think initially getting into this market, we’re going to be a little bit more risk averse so [we] have a little bit more better controls on the pricing we receive,” Rice said. “But yeah, in the future, I think you could see us take a little bit more exposure.”

EQT on March 11 announced a deal to acquire midstream operator Equitrans, which includes a roughly 49% stake in the 2 Bcf/d Mountain Valley Pipeline. EQT already holds 75% of the pipeline’s capacity. In a conference call that day, company executives stressed that Equitrans’ gathering assets provide the most value to EQT, estimating that the acquisition is expected to push breakeven costs to $2/MMBtu.

MVP, which has an expected in-service date of Q2 2024, was identified as a candidate high on the list for divestment.

“We can still ... receive the strategic benefits of owning that pipeline by having the capacity,” Rice said. Having most of MVP’s transportation capacity gives it access to expansions that could come further downstream, he added.

“The other part is [MVP is] a super low-risk asset,” he said. “There’s investors out there that will pay pretty healthy premiums for that type of asset.”

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EQT CEO Warns Lack of Gas Storage Will Trigger Price Gyrations

Bloomberg News

By Joe Ryan

19 March 2024

•	Toby Rice says prices could eventually swing as high as $8
•	‘This is the world we live in unless we get serious,’ he said

The chief of the largest US producer of natural gas has warned that a lack of pipelines and storage facilities will trigger dramatic price swings in the years ahead, causing them to surge as much 350%.

Gas demand in the US has jumped 50% since 2010, while pipeline and storage capacity have increased just 25% and 10% respectively, EQT Corp. Chief Executive Officer Toby Rice said during an interview at the CERAWeek by S&P Global energy conference in Houston. That leaves the market prone to wild price swings, ranging from today’s level of about $1.75 per million British thermal units to as high as $8, Rice said.

“This is the world we live in unless we get serious about getting more infrastructure built,” said Rice, whose company last week agreed to buy Mountain Valley Pipeline developer Equitrans Midstream Corp.

Rice is a long-standing and vocal critic of the US regulatory framework and permitting process that he says holds up the construction of new pipeline infrastructure. In November, he warned that a pipeline crunch threatened to trigger an energy crisis. Rice also said in December that falling prices will lead to a slowdown in drilling, and that prices were well below the break even cost of production.

US gas prices have undergone a dramatic collapse this year, plummeting to the lowest in four years and prompting several producers including EQT to slash production.

Another factor threatening to send prices swinging in the other direction is the dozens of coal plants that have closed in the US in recent years. Coal plants have traditionally helped keep gas prices in check because when it gets too expensive, electricity generators turn to coal for more of their power.

“That’s no longer an effective lid on prices,” Rice said. “So you can see prices run through that and unfortunately start seeing industrial demand destruction driving price. That’s sort of the dynamic you saw in 2022 and would leave you with prices close to $8.”

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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